December 15, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 420

Washington, D.C.  20549

Attention: Michael Clampitt, Division of Corporation Finance

Re:	Community Choice Financial Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 29, 2017
File No. 001-35537

Ladies and Gentlemen:

Community Choice Financial Inc. (“Community Choice,” the “Company,” “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2017, with respect to our Form 10-K for the fiscal year ended December 31, 2016, filed May 29, 2017 (the “2016 Form 10-K”).

Below are the Company’s responses.  For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Part III

Item 13. Certain Relationships And Related Transactions, And Director Independence, page 130

1.

Please refer to Item 404 of Regulation S-K and confirm that in future filings, as applicable, you will provide the information required by Item 404(a) for each "related person," as defined in Instruction 1 to Item 404(a) of Regulation S-K, with regards to your various related party transactions. Such discussion should provide all required disclosure concerning these agreements, including the identity of the related parties, and an explanation of material terms.

Securities and Exchange Commission

December 15, 2017

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will disclose all information required by Item 404(a) of Regulation S-K in any such filing.

2.

We note your disclosure regarding “Aircraft” beginning on page 131, and that in two instances a guarantor subsidiary of the Company entered into a term note for the acquisition of a share of an airplane. Please advise us whether this airplane is for company or personal use and clarify what is “related” about these transactions and the related persons involved. In addition, please provide us with a similar analysis for the “Non-guarantor Subsidiaries” disclosure on page 132.

Response:

The Company respectfully advises the Staff that, with respect to the disclosure beginning on page 131, the airplane referenced in the disclosure is primarily for company use and is disclosed as a related party transaction because one of the counterparties to such transaction is one of the Company’s directors.  Similarly, with respect to the disclosure on page 132, the airplane referenced in the disclosure is primarily for company use and is similarly disclosed as a related party transaction because one of the counterparties to such transaction is one of the Company’s directors.  In each case, the referenced aircraft were made available for incidental personal use, as reflected in the Company’s Compensation Discussion and Analysis in its 2016 Form 10-K.  Moreover, with respect to both transactions, the Company further respectfully advises the Staff that it has reviewed its materiality determination, in accordance with Item 404 of Regulation S-K, and is no longer of the view that either of these transactions is directly or indirectly material to such related person(s).

3.

In future filings, please file all related party contracts as exhibits, consistent with Item 601(b)(10). If you do not believe that any of these related contracts you reference in your filing are required to be filed, please provide us with that analysis at this time.

Response:

The Company acknowledges the Staff’s comment and respectfully disagrees that Item 601(b)(10) of Regulation S-K requires that all of the Company’s related party contracts be filed as exhibits. Item 601(b)(10) requires filing of, among other things: (1) contracts not made in the ordinary course of business that are material to the registrant; and (2) contracts made in the ordinary course of business if a director or officer of the registrant is a party unless the contract is immaterial in amount or significance. With respect to the related party transactions disclosed in the Company’s 2016 Form 10-K, the Company believes it has filed all required exhibits with respect to the disclosed related party transactions and that the foregoing conditions for filing related party contracts as exhibits otherwise were not met. Specifically, such related party transactions where the related contracts were not filed were either not material to the Company or, if between the Company and a director or officer of the Company, were immaterial in amount and significance to the Company. In future

Securities and Exchange Commission

December 15, 2017

filings, we will file as exhibits any written contracts with related parties if the conditions of Item 601(b)(10) are met.

4.

Please provide us, and include in your future filings, a description of the policies and procedures your audit company uses when reviewing your related persons transactions. Include in your discussion whether or not the board determined that the terms of each transaction were no less favorable to the company than could be obtained from an unrelated party. Refer to Item 404(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the following disclosure will be included in future filings where such disclosure is required by Item 404(b) of Regulation S-K:

Our Audit Committee is responsible for the review and approval of all related-party transactions required to be disclosed to the public under SEC rules. This procedure is contained in the written charter of our Audit Committee. In addition, we maintain a written Code of Ethics that requires our principal executive officer, principal financial officer, and principal accounting officer or controller, to disclose to the Company’s Legal Department any material relationship or transaction that could reasonably be expected to give rise to a personal conflict of interest.   Those relationships and transactions are then reported to the Audit Committee, which then reviews and, if appropriate, approves those transactions on a case-by-case basis. In making any such approvals, the Audit Committee considers a number of factors, including whether the terms of the transaction are market standard or whether such terms are no less favorable to the Company than could be obtained from an unrelated party.  In addition, at least annually the Company requires all of its directors and officers to complete a detailed questionnaire intended to detect any conflicts of interest or related-party transactions.  Those questionnaires are reviewed by the Audit Committee which considers same in connection with the required disclosure to the public under SEC rules.

****

Securities and Exchange Commission

December 15, 2017

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (614) 798-5900.

Very truly yours,

/s/ Michael Durbin
Michael Durbin
Chief Financial Officer

cc:	Jessica Livingston, Securities and Exchange Commission
Eric Envall, Securities and Exchange Commission
John T. Owen, Jones Day